Registration No. 333-85488
Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 22, 2002

U.S.$3,000,000,000

John Hancock Life Insurance Company
SignatureNotessm
With Maturities of Twelve Months or More from Date of Issue

This Prospectus Supplement supplements our Prospectus dated July 22, 2002 (the “Prospectus”) relating to SignatureNotes that we may issue from time to time. This Prospectus Supplement describes the general terms relating to floating rate notes that we may issue from time to time.

Investing in the notes involves risks, including, in the case of floating rate notes, the risk that your interest rate may be lower in the future. Certain risks are described in the “Risk Factors” sections of this Prospectus Supplement and of the accompanying Prospectus. Before investing in any floating rate note see “Risk Factors” beginning at page S-1 below and at page 5 of the Prospectus.

We plan to offer and sell notes with various terms, which may include the following:

•	maturity of twelve months or more from the date of issue;

•	interest at fixed or floating rates;

•	interest payment dates at monthly, quarterly, semi-annual or annual intervals;

•	book-entry form (through The Depository Trust Company);

•	minimum denominations of U.S.$1,000 or integral multiples of U.S.$1,000; and

•	redemption and/or repayment provisions.

We will specify the final terms for each note, which may be different from the terms described in the Prospectus or in this Prospectus Supplement, in the applicable pricing supplement. You must pay for the notes by delivering the purchase price to an agent, unless you make other payment arrangements.

We may sell notes to the agents as principal for resale at varying or fixed offering prices or through the agents as agent using their reasonable best efforts on our behalf. The range of discounts and commissions payable to the agents is set forth on the cover page of the accompanying Prospectus. We may also sell notes directly on our own behalf without the assistance of the agents.

SMService mark of John Hancock Life Insurance Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement, the accompanying Prospectus or any pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

ABN AMRO FINANCIAL SERVICES, INC.
SIGNATOR INVESTORS, INC.
A.G. EDWARDS & SONS, INC.
EDWARD D. JONES & CO., L.P.
FIDELITY CAPITAL MARKETS
a division of National Financial Services LLC
MERRILL LYNCH & CO.
MORGAN STANLEY
MURIEL SIEBERT & CO., INC.
PRUDENTIAL SECURITIES INCORPORATED
QUICK & REILLY, INC.
SALOMON SMITH BARNEY
UBS PAINEWEBBER INC.
WACHOVIA SECURITIES

January 10, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE PRICING SUPPLEMENTS

This Prospectus Supplement supplements the accompanying Prospectus, dated July 22, 2002 (the “Prospectus”), and describes the general terms of floating rate notes (“Floating Rate Notes”) that we may offer. This Prospectus Supplement supersedes the accompanying Prospectus to the extent it contains information that is different from the information in the Prospectus. Each time we offer Floating Rate Notes, we will issue a pricing supplement to this Prospectus Supplement. The relevant pricing supplement will contain the specific description of the notes we are offering and the terms of the offering, and will supersede both this Prospectus Supplement and the accompanying Prospectus to the extent it contains information that is different from the information contained in this Prospectus Supplement or the accompanying Prospectus.

It is important for you to read and consider all information contained in this Prospectus Supplement, in the accompanying Prospectus, and in the relevant pricing supplement when making your investment decision. You should also read and consider the information contained in the documents identified in “Where You Can Find More Information” in the accompanying Prospectus.

Capitalized terms which are not defined in this Prospectus Supplement have the meanings given to them in the Prospectus.

RISK FACTORS

Your investment in the notes will involve a number of risks. You should consider carefully the following risks, as well as the risks described in the accompanying Prospectus, before you decide that an investment in the notes is suitable for you. You should consult your own financial, tax and legal advisors regarding the risks and suitability of an investment in the notes in light of your particular circumstances.

Because the Notes Issued Pursuant to this Prospectus Supplement Bear Interest at a Floating Rate, You May Receive a Lower Amount of Interest in the Future

Because the interest rate on Floating Rate Notes will be indexed to an external interest rate or index that may vary from time to time, there will be significant risks not associated with a conventional fixed rate debt security. These risks include fluctuation of the applicable interest rate and the possibility that, in the future, you will receive a lower amount of interest. We have no control over matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

If the Interest Rate on Your Floating Rate Notes is Subject to a Maximum Interest Rate, Your Return Will be Limited

If the applicable pricing supplement specifies that your Floating Rate Notes are subject to a Maximum Interest Rate, as defined below, the rate of interest that will accrue on the Floating Rate Notes during any Interest Reset Period, as defined below, will never exceed the specified Maximum Interest Rate. Conversely, although the applicable rate of interest will always be greater than zero, unless a Minimum Interest Rate, as defined below, is specified in the applicable pricing supplement, there is no assurance that the interest rate you receive in the future will not decrease.

DESCRIPTION OF THE FLOATING RATE NOTES

The Floating Rate Notes described in this Prospectus Supplement will be issued as tranches of debt securities under the indenture dated as of June 15, 2002, as amended (the “Indenture”), between us and JPMorgan Chase Bank, as trustee, which is more fully described in the Prospectus. The Indenture is, and any notes issued under the Indenture (including Floating Rate Notes) will be, governed by and construed in accordance with the laws of the State of New York.

Unless otherwise specified in the applicable pricing supplement, Floating Rate Notes will be issued as described below, and the applicable pricing supplement will specify certain terms of the particular Floating Rate Note that is being delivered pursuant to that pricing supplement, including:

•	the fact that the note is a Floating Rate Note,

•	the interest rate basis or bases,

•	the index maturity,

•	the spread, if any,

•	the day count convention,

•	the initial interest rate,

•	the interest reset periods,

•	the interest reset dates, and

•	the maximum interest rate and the minimum interest rate, if any.

Unless otherwise specified in the applicable pricing supplement, the interest payment dates and the regular record dates will be as set forth in the Prospectus.

Interest Accrual and Payments

Interest on Floating Rate Notes will be payable in arrears on each interest payment date and at maturity. The dates specified in the applicable pricing supplement under the heading “Interest Payment Frequency and Dates” are the dates on which interest will be payable. If any interest payment date, other than an interest payment date at maturity, is a day that is not a business day (or in the case of a LIBOR note, a day that is not a London business day, as defined below), the interest payment date will be postponed to the next succeeding day that is a business day (or in the case of a LIBOR note, a day that is the next succeeding London business day) and interest shall continue to accrue until paid or made available for payment. If the maturity of the note falls on a day that is not a business day (or in the case of a LIBOR note, a day that is not a London business day), we will make the required payment of principal and interest on the next succeeding business day (or in the case of a LIBOR note, a day that is the next succeeding London business day); however, no additional interest on such payment will accrue for the period from and after the maturity date. However, in the case of a LIBOR note only, if an interest payment date or payment at maturity falls on a day that is not a London business day and the next London business day falls in the next calendar month, the payment date will be the immediately preceding day which is a London business day.

As used in this Prospectus Supplement, “London business day” means any day, other than a Saturday or Sunday, which is both a business day in The City of New York as defined in the Prospectus, and a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest payments on each $1,000 principal amount of Floating Rate Notes will equal the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or made available for payment, or from and including the Issue Date if no interest has been paid or made available for payment, to but excluding the related interest payment date or maturity date, as the case may be.

With respect to each $1,000 principal amount of Floating Rate Notes, accrued interest is calculated by multiplying the principal amount by the applicable interest rate per annum, then prorating that product by the applicable Day Count Convention, as defined below, specified in the applicable pricing supplement. For example, in the case of Treasury Rate notes, if the applicable Day Count Convention is specified as “Actual/365(Fixed),” then the product obtained by multiplying the principal amount by the applicable interest rate per annum would be multiplied, in turn, by the actual number of days in the applicable Interest Reset Period and then divided by 365. Unless otherwise specified in the applicable pricing supplement, the applicable Day Count Convention for Treasury Rate notes will be “Actual/365 (Fixed)” and the applicable Day Count Convention for CD Rate notes, LIBOR notes and Prime Rate notes will be “30/360.”

Unless a different definition is specified in a particular pricing supplement, the following “Day Count Conventions” shall have the following meanings:

(i) “Actual/365 (Fixed)” means the actual number of days in the applicable Interest Reset Period divided by 365;

(ii) “Actual/Actual (Historical)” means the actual number of days in the applicable Interest Reset Period divided by 365 (or, if any portion of the applicable Interest Reset Period falls in a leap year, the sum of (A) the actual number of days in that portion of the applicable Interest Reset Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the applicable Interest Reset Period falling in a non-leap year divided by 365);

(iii) “30/360” means the number of days in the applicable Interest Reset Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the applicable Interest Reset Period is the 31st day of a month but the first day of the applicable Interest Reset Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the applicable Interest Reset Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(iv) “Actual/360” means the actual number of days in the applicable Interest Reset Period divided by 360.

If a pricing supplement specifies a Day Count Convention other than one defined above, that pricing supplement will include the relevant definition.

Interest Rate Determinations

Each $1,000 principal amount of Floating Rate Notes will bear interest from the Issue Date at the applicable interest rates determined in accordance with the procedures described in this Prospectus Supplement and the applicable pricing supplement. The interest rate in effect for the period from the Issue Date to but excluding the first interest payment date will be the initial interest rate set forth in the applicable pricing supplement. The interest rate will be reset on each Interest Reset Date, as defined below, commencing with the first Interest Reset Date specified in the applicable pricing supplement. The interest rate determined on an Interest Reset Date will be effective for the Interest Reset Period commencing on (and including) that day and ending on (and including) the day immediately preceding the next following Interest Reset Date.

As reset on each Interest Reset Date, the interest rate borne by each $1,000 principal amount of Floating Rate Notes shall be determined by reference to the Interest Rate Basis, as defined below, specified in the applicable pricing supplement, plus or minus the Spread, as defined below, specified in the applicable pricing supplement, subject to the Maximum Interest Rate and/or Minimum Interest Rate (if any) specified in the applicable pricing supplement.

As used in this Prospectus Supplement, the “Interest Rate Basis” means the CD

Rate, LIBOR, the Prime Rate or the Treasury Rate, each as defined below.

As used in this Prospectus Supplement, the “Spread” means the amount (if any) of basis points which is to be added to or subtracted from the Interest Rate Basis, as specified in the applicable pricing supplement.

Interest Reset Periods and Interest Reset Dates

Each applicable pricing supplement will specify whether the rate of interest on the related Floating Rate Notes will be reset daily, weekly, monthly, quarterly, semi-annually, annually or at another interest reset period (the “Interest Reset Period”). Unless otherwise specified in the applicable pricing supplement, the Interest Reset Period for the related Floating Rate Notes shall be the period from and including the most recent Interest Reset Date to but excluding the immediately succeeding Interest Reset Date or maturity date, as the case may be.

The dates specified in the applicable pricing supplement under the heading “Interest Reset Dates” are the dates on which the interest rate will be reset, and each is referred to as an “Interest Reset Date”. If any Interest Reset Date for Floating Rate Notes would otherwise be a day that is not a business day (or in the case of a LIBOR note, a day that is not a London business day), the applicable Interest Reset Date will be postponed to the next succeeding day that is a business day (or in the case of a LIBOR note, a day that is the next succeeding London business day). However, in the case of a LIBOR note only, if an Interest Reset Date is not a London business day and the next London business day falls in the next calendar month, the Interest Reset Date will be the immediately preceding day which is a London business day. Unless otherwise specified in the applicable pricing supplement, the Interest Reset Dates will be, in the case of Floating Rate Notes that reset:

•	daily, each business day;

•	weekly, a business day in each week as specified in the applicable pricing supplement;

•	monthly, a business day in each month as specified in the applicable pricing supplement;

•	quarterly, a business day in each third month as specified in the applicable pricing supplement;

•	semi-annually, a business day in each sixth month as specified in the applicable pricing supplement; and

•	annually, a business day in one month each year as specified in the applicable pricing supplement.

Maximum and Minimum Interest Rates

The pricing supplement applicable to each tranche of Floating Rate Notes will specify whether or not the Floating Rate Notes of that tranche are subject to either a Maximum Interest Rate or a Minimum Interest Rate. If either or both apply, the pricing supplement will specify the applicable Maximum and/or Minimum rates. For example, if a pricing supplement specifies that a tranche of Floating Rate Notes has a Maximum Interest Rate of 6.00% per annum, then for any Interest Reset Date should the result of the Interest Rate Basis and the Spread exceed the Maximum Interest Rate, the interest rate applicable to the Floating Rate Notes for that Interest Reset Period would be the Maximum Interest Rate of 6.00% per annum. Conversely, if a pricing supplement specifies that a tranche of Floating Rate Notes has a Minimum Interest Rate of 1.50% per annum, then for any Interest Reset Date should the result of the Interest Rate Basis and the Spread be less than the Minimum Interest Rate, the interest rate applicable to the Floating Rate Notes for that Interest Reset Period would be the Minimum Interest Rate of 1.50% per annum.

Calculation Agent

Unless otherwise specified in the applicable pricing supplement, JPMorgan Chase Bank will be the calculation agent and will determine the applicable interest rate on each Interest Reset Date. Upon the request of the holder of Floating Rate Notes, the calculation agent will provide the interest rate then in effect (when available). All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent manifest error, will be conclusive for all purposes and binding on the Issuer and beneficial owners of the Floating Rate Notes. All percentages resulting from any calculation on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards. For example, 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Certain Definitions

Unless a different definition is specified in a particular pricing supplement, the following terms shall have the following meanings:

“CD Rate” means:

(1)
the rate reported for the second business day preceding the applicable Interest Reset Date for “CDs (secondary market)” having a maturity closest to the Index Maturity specified in the applicable pricing supplement, as published in the Federal Reserve Statistical Release H.15 Daily Update on the Interest Reset Date or if not published on such date then as published on a business day which is closest to, but not more than four business days subsequent to, the Interest Reset Date, or

(2)	if H.15 Daily Update is not published on the Interest Reset Date or on any of the four business days immediately following the Interest

Reset Date, the rate reported for the second business day preceding the applicable Interest Reset Date for “CDs (secondary market)” having a maturity closest to the Index Maturity specified in the applicable pricing supplement, as published in the Federal Reserve Statistical Release H.15(519) on the Interest Reset Date, or if not published on such date then as published on a business day which is closest to, but not more than five business days subsequent to, the Interest Reset Date, or

(3)
if the rate referred to in clause (2) is not published on the Interest Reset Date or on any of the five business days immediately following the Interest Reset Date, the rate calculated by the calculation agent, as of approximately 3:30 P.M., New York City time, on the fifth business day following that Interest Reset Date as the arithmetic mean of the secondary market offered rates (on the fifth business day following that Interest Reset Date) of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York City selected by the calculation agent, for negotiable certificates of deposit of major United States money center banks of the highest credit standing (in the market for negotiable certificates of deposit) with a remaining maturity closest to the Index Maturity specified in the pricing supplement and in a denomination of $1,000,000, or

(4)
if the dealers selected by the calculation agent are not quoting offered rates as mentioned in clause (3), the CD Rate already in effect on the day preceding the Interest Reset Date, or in the case of the first Interest Reset Date the initial interest rate set forth in the applicable pricing supplement minus the spread (if any).

“LIBOR” means:

(1)
the rate reported by the London interbank market as of 11:00 a.m. London time on the second London business day preceding the applicable Interest Reset Date for deposits in U.S. dollars by prime banks for a period of time closest to the Index Maturity specified in the applicable pricing supplement, as published on page 3750 (or any successor page) of the Moneyline Telerate (or any successor service) display on the applicable Interest Reset Date, or if not published on such date then as published on a business day which is closest to, but not more than four business days subsequent to, the Interest Reset Date, or as published at such times on any successor service or page used for the purpose of displaying the London interbank offered rates of major banks for U.S. dollar deposits, or

(2)	if the rate referred to in clause (1) is not published on the Interest Reset

Date or on any of the four London business days immediately following the Interest Reset Date, the rate reported as the “CLOSE/ASK/YIELD” for deposits in U.S. dollars by prime banks as of the second London business day preceding the applicable Interest Reset Date for a period of time closest to the Index Maturity specified in the applicable pricing supplement, as published by the Bloomberg Financial Markets Service (or any successor service) on the Interest Reset Date or if not published on such date then as published on a London business day which is closest to, but not more than five business days subsequent to, that Interest Reset Date, or

(3)
if the rate referred to in clause (2) is not published on the Interest Reset Date or on any of the five London business days immediately following the Interest Reset Date, the rate calculated by the calculation agent, as of approximately 11:00 A.M. New York City time on the sixth London business day following that Interest Reset Date, as the arithmetic mean of the rates for loans in U.S. dollars offered as of the close of business (London time) on the sixth business day following that Interest Reset Date by four banks selected by the calculation agent to prime banks in the London interbank market based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time for a term closest to the Index Maturity specified in the applicable pricing supplement, or

(4)
if the banks selected by the calculation agent are not quoting as mentioned in clause (3), the LIBOR already in effect on the day preceding the Interest Reset Date, or in the case of the first Interest Reset Date the initial interest rate set forth in the applicable pricing supplement minus the spread (if any).

“Prime Rate” means:

(1)
the rate reported for the second business day preceding the applicable Interest Reset Date for a “Bank prime loan”, as published in the Federal Reserve Statistical Release H.15 Daily Update on the Interest Reset Date or if not published on such date then as published on a business day which is closest to, but not more than four business days subsequent to, the Interest Reset Date, or

(2)
if H.15 Daily Update is not published on the Interest Reset Date or on any of the four business days immediately following the Interest Reset Date, the rate reported for the second business day preceding the applicable Interest Reset Date for a “Bank prime loan”, as published in the Federal Reserve Statistical Release H.15(519) on the Interest Reset Date, or if not published on such date then as published on a business day which is closest to, but not more than five business days subsequent to, the Interest Reset Date, or

(3)
if the rate referred to in clause (2) is not published on the Interest Reset Date or on any of the five business days immediately following the Interest Reset Date, the rate reported on the fifth business day following that Interest Reset Date, as the “Bloomberg Prime” for the fifth business day following that Interest Reset Date appearing on the Bloomberg Financial Markets Service (or any successor service) screen page “Prime Rate By Top Banks” (or any successor page), or

(4)
if the rate referred to in clause (3) is not published on the fifth business days immediately following the Interest Reset Date, the rate calculated by the calculation agent, as of approximately 3:30 P.M. New York City time on the fifth business day following that Interest Reset Date, as the arithmetic mean of the prime rates quoted on the fifth business day following that Interest Reset Date by three major banks in New York City, which may include the calculation agent or its affiliates, selected by the calculation agent, or

(5)
if the banks selected by the calculation agent are not quoting as mentioned in clause (4), the Prime Rate already in effect on the day preceding the Interest Reset Date, or in the case of the first Interest Reset Date the initial interest rate set forth in the applicable pricing supplement minus the spread (if any).

“Treasury Rate” means:

(1)
the Bond Equivalent Yield of the rate reported for the second business day preceding the applicable Interest Reset Date for “Treasury bills (secondary market)” having a maturity closest to the Index Maturity specified in the applicable pricing supplement, as published in the Federal Reserve Statistical Release H.15 Daily Update on the Interest Reset Date, or if not published on such date then as published on a business day which is closest to, but not more than four business days subsequent to, the Interest Reset Date, or

(2)
if H.15 Daily Update is not published on the Interest Reset Date or on any of the four business days immediately following the Interest Reset Date, the Bond Equivalent Yield of the daily rate reported for the second business day preceding the applicable Interest Reset Date for “Treasury bills (secondary market)” having a maturity closest to the Index Maturity specified in the applicable pricing supplement, as published in the Federal Reserve Statistical Release H.15(519) on the Interest Reset Date, or if not published on such date then as published on a business day which is closest to, but not more than five business days subsequent to, the Interest Reset Date, or

(3)
if the rate referred to in clause (2) is not published on the Interest Reset Date or on any of the five business days immediately following the Interest Reset Date, the rate from the auction most recently preceding the Interest Reset Date of direct obligations of the United States having a maturity closest to the Index Maturity specified in theapplicable pricing supplement, as reported under the caption “INVESTMENT RATE” on the display on Moneyline Telerate or any successor service on page 56 or any other page as may replace page 56 on that service or page 57 or any other page as may replace page 57 on that service, or

(4)
if the rate referred to in clause (3) is not published on the related Interest Reset Date or on any of the five business days immediately following the Interest Reset Date, the rate calculated by the calculation agent, as of approximately 3:30 P.M., New York City time, on the fifth business day following that Interest Reset Date, as the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates (on the fifth business day following that Interest Reset Date) of three primary United States government securities dealers, which may include the calculation agent or its affiliates, selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable pricing supplement, or

(5)
if the dealers selected by the calculation agent are not quoting as mentioned in clause (4), the Treasury Rate already in effect on the day preceding the Interest Reset Date, or in the case of the first Interest Reset Date the initial interest rate set forth in the applicable pricing supplement minus the spread (if any).

“Bond Equivalent Yield” means a yield calculated in accordance with the following formula and expressed as a percentage:

Bond Equivalent Yield =	D x N	x 100
360-(D x M)

where “D” refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis and expressed as a decimal, “N” refers to 365 and “M” refers to the actual number of days in the applicable interest period.

“H.15(519)” means the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System, available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/current, or any successor site or publication.

“H.15 Daily Update” means the daily update of H.15(519), available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update, or any successor site or publication.

UNITED STATES FEDERAL INCOME TAXATION

Under the OID Regulations (as defined in the Prospectus), the Floating Rate Notes will be treated as providing for stated interest at a single qualified floating rate. As a result, the Floating Rate Notes will constitute variable rate debt instruments, within the meaning of the OID Regulations. In general, under the OID Regulations, all stated interest on the Floating Rate Notes will constitute qualified stated interest. In particular, the amount of qualified stated interest that accrues with respect to a note during any accrual period will be determined under the rules applicable to fixed rate debt instruments by assuming that the qualified floating rate (i.e., the Interest Rate Basis plus the Spread) is a fixed rate equal to the value of the qualified floating rate (i.e., the Interest Rate Basis plus the Spread) as of the Issue Date. The qualified stated interest allocable to an accrual period will be increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the notes contained in the section called “United States Federal Taxation” in the accompanying Prospectus.

Outside back cover of prospectus:

•	text “SignatureNotes John Hancock
SignatureNotes John Hancock
Prospectus Supplement dated January 10, 2003
    to Prospectus dated July 22, 2002
A Fixed Income Investment
John Hancock Life Insurance Company
Prospectus Supplement”

•	Background picture of the Company’s headquarters and four pictures of one or more individuals